SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Court Injunction Protects Petrobras from Undue ANP Collection

(Rio de Janeiro, June 6, 2008). – PETRÓLEO BRASILEIRO S.A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company announces that it petitioned, on 10/25/2007, a Court Injunction against the National Petroleum Agency (ANP) seeking the suspension of the collection of differences for Special Participation Tax mentioned in ANP Board Resolution # 400/2007, until the merit of the suit has been decided and seeking to prevent the ANP from registering the Company in the List of Unpaid Debt.

On 08/17/2007, PETROBRAS submitted, to the ANP, a request for the reconsideration of the Agency’s Board decision, as contained in Board Resolution # 400, dated July 03 2007 (RD 400), which determined the “Partial Annulment of Board Resolution # 267, dated 08/16/2006, insofar as the approval of the Special Participation Payment Certification Report for the Marlim Field” (RD 267) is concerned, and set a 30-day deadline for the payment of R$1,305,285,076.37 (one billion, three-hundred five million, two-hundred eighty-five thousand, sixty-six Reais and thirty-seven cents) for alleged differences owed for Special Participation in the Marlim Field.

PETROBRAS clarifies that BR # 267, which set deadlines for the application of the ANP’s new interpretation regarding the deductions of the Special Participation calculation base, is legitimate and legal, and it is in line with the principles of legal safety and of the protection of the perfect legal act, in addition to being in compliance with that which is set forth by Law 9.784/99, in the sense that it is impossible for the Administration to retroact new interpretations it may have of the applicable legislation.

Faced with the ANP’s silence regarding to PETROBRAS’ request for reconsideration, the Company entered a suit (Court Injunction), registered under # 2007.51.01.026664 -5, rebelling against BR 400, which PETROBRAS believes to be illegal and in breach of the Federal Constitution, affronting the principles of legal safety, of the legitimate expectation of the administrated and of good faith, in addition to being void of grounds.

On 12/11/2007, PETROBRAS was granted a favorable injunction by the 30th Federal Court of the Rio de Janeiro Judiciary Section, which: a) suspends the collection of the Special Participation differences mentioned in ANP Board Resolution # 400/2007 until due legal process is observed; b) determines the ANP abstain from registering the Petitioner in the List of Unpaid Debt due to the titles this suit deals with.

On 05/20/08, PETROBRAS was informed by the Agency, via Written Notice # 198/2008/SPG, regarding the content of Board Resolution (BR) 304/2008, which approved the calculation of the Special Participation for the Marlim field of R$1,305,285,076.37 (one billion, three-hundred five million, two-hundred eighty-five thousand, sixty-six Reais and thirty-seven cents) without monetary restatement, as well as regarding the content of BR 305/2008, which ratified the dismissal of PETROBRAS’ request for reconsideration and for the annulment of BR 267.

Notwithstanding the Agency’s understanding, presented in the written notice above, PETROBRAS reiterates that the payments it made as Special Participation for the Marlim field have always been made based on the methodology set forth by the ANP itself and on a legally legitimate interpretation of art. 18, XVI, of ANP Ordinance 10/1999, and, for this reason, faced with the threat of having its rights and its shareholders’ interest hindered, it petitioned the Court Injunction.

PETROBRAS states it trusts the Court Injunction that has been registered will be successful and, also, it reiterates that the injunction granted by the 30th Federal Court is in effect and, as such, the ANP cannot collect or register the alleged debt in the List of Unpaid Debt.

This announcement is in line with the announcement made to the market on July 23 2007, when we informed that by overturning decisions made by its own board, the ANP changed the values it collected for Special Participations charged for oil production at the Marlim Field.

We hereby reiterate that PETROBRAS has always guided itself based on the strict observance of the law and of the regulations in effect at the National Petroleum Agency, and, furthermore, that it has paid to the public treasury precisely the values that the ANP has charged for special participation, in the terms of the deliberation of the highest decision-making level of that agency, its COLLEGIAL BOARD.

Petrobras, as an ANP concessionaire for oil exploration & production activities, will always respect ANP decisions and deliberations as long as they are in compliance with the legislation in effect in the country.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 06, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.